Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-114282

Prospectus Supplement No. 2
to Prospectus dated June 24, 2004

                         DIGITAL LIFESTYLES GROUP, INC.
                       (f/k/a NORTHGATE INNOVATIONS, INC.)

                                  COMMON STOCK

                     UP TO 15,956,865 SHARES OF COMMON STOCK
                         OFFERED BY SELLING STOCKHOLDERS


         This Prospectus Supplement supplements information contained in the Prospectus dated June 24, 2004 covering the resale by the Selling Stockholders of up to 15,956,865 shares of our common stock currently held by or issuable to the Selling Stockholders upon the exercise of certain rights and warrants. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendment or supplement thereto.

         INVESTING IN THE SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS DATED JUNE 24, 2004 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK.

         Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

            The date of this Prospectus Supplement is July 30, 2004.

                       PRINCIPAL AND SELLING STOCKHOLDERS

         As a result of the dissolution of selling stockholder Glenbrook Group, LLC after the date of the Prospectus and the resulting distribution of our common stock on a pro rata basis to the members of Glenbrook immediately prior to the date of this Prospectus Supplement, the section captioned "Principal and Selling Stockholders" set forth in the Prospectus is hereby replaced and superseded in its entirety by the following:

         On December 9, 2003, we issued 4 million shares of our common stock in a private placement to Glenbrook Group, LLC, at a price of $0.25 per share, or a total of $1.0 million. Pursuant to the terms of the private placement, we also agreed to issue warrants to purchase a total of 2,500,000 shares of our common stock, exercisable over a 5-year period at a fixed price of $0.50 per share, to J&M Interests as consideration for certain consulting services. On the same day, Glenbrook purchased 7.6 million shares of our outstanding common stock from Andy Teng, our former chief executive officer and majority stockholder. As of July 29, 2004, J&M Interests had not exercised any of the warrants.

         Mr. Teng has the right to foreclose on a yet-to-be-determined number of shares held by our employee stock ownership plan pursuant to the terms of a note issued by the plan to Mr. Teng. Currently, there are 884,000 unallocated shares of our preferred stock, which are convertible into 2,785,298 shares of our common stock, held by our employee stock ownership plan. The unallocated shares may be foreclosed on by Mr. Teng, at which time the shares of preferred stock would automatically convert into shares of common stock. The remaining 446,000 shares of our preferred stock held by our employee stock ownership plan are allocated to our employees and cannot be foreclosed on by Mr. Teng. However, as a result of the U.S. Department of Labor review of our employee stock ownership plan described above, the number of allocated shares may be increased, which would decrease the number of shares on which Mr. Teng could foreclose. Under the terms of the stock purchase agreement between Glenbrook and Mr. Teng for the purchase of Mr. Teng's common stock by Glenbrook, J&M Interests has the right to purchase, for a fixed price of $0.25 per share within 60 days after the date of foreclosure, two-thirds of any shares currently held by the plan on which Mr. Teng forecloses. If Mr. Teng is allowed to foreclose on all of the currently unallocated shares of preferred stock held by our employee stock ownership plan, J&M Interests would have the right to purchase 1,856,865 shares of our common stock from Mr. Teng. As of July 29, 2004, Mr. Teng had not begun foreclosure proceedings on any of the preferred stock.

         Pursuant to the terms of the December 9, 2003 private placement, we filed a registration statement, of which the Prospectus constitutes a part, for the resale by selling stockholders, including Glenbrook, of up to 15,956,865 shares of our common stock issued or issuable in connection with that transaction. On July 19, 2004, Glenbrook notified us that it intended to dissolve and wind up its affairs pursuant to the terms of its Limited Liability Company Agreement. Such agreement provides that upon a dissolution, each member of Glenbrook will receive an in-kind distribution of such member's pro rata portion of shares of our common stock then held by Glenbrook in its portfolio. Members of Glenbrook who received shares of our common stock pursuant to such pro rata distribution or who otherwise received shares of our outstanding common stock from Glenbrook may resell such shares pursuant to the Registration Statement of which the Prospectus is a part. This Prospectus Supplement has been filed to identify the members of Glenbrook who are now selling stockholders.

         The Principal Stockholders table below presents information regarding beneficial ownership of our common stock as of July 29, 2004, and as adjusted to reflect the sale of common stock in this offering (and the exercise of warrants held by selling stockholders and the conversion of up to 884,000 shares of preferred stock currently held by our employee stock ownership plan upon foreclosure on those shares by our former chief executive officer and majority stockholder) by:

     o each stockholder known by us to beneficially hold five percent or more of our common stock;

     o    each of our directors;

     o    each of our named executive officers; and

     o    all of our executive officers and directors as a group.

The Selling Stockholders table below presents the same information regarding beneficial ownership of our common stock as of July 29, 2004 for each of the selling stockholders.

         Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of July 29, 2004 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentages are calculated based on 18,942,808 shares outstanding as of July 29, 2004. The address for the officers and directors is our corporate office located at 1001 S. Capital of Texas Hwy., Building I, Suite 200, Austin, Texas 78746.

         Based upon our inquiries of the selling stockholders, one selling stockholder is an affiliate of a registered broker-dealer. However, such selling stockholder acquired the shares in the ordinary course of business and, at the time of the acquisition of the shares, had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. A footnote to the Selling Stockholders table below identifies the selling stockholder that is an affiliate of a registered broker-dealer.

                             PRINCIPAL STOCKHOLDERS

                                                           Shares Beneficially Owned           Shares Beneficially Owned
                                                               Prior to Offering                     After Offering
                                                        -------------------------------      ------------------------------
                                                           Number of       Percent of            Number of       Percent of
                   Name and Address                         Shares           Class                Shares           Class
---------------------------------------------------     --------------  ---------------      ----------------  ------------

Directors, Executive Officers
and 5% Holders:

Kent A. Savage                                            1,181,990(1)        5.9%              1,181,990           5.2%
Chairman of the Board and
Chief Executive Officer

Richard Shyu                                              2,111,589          11.1%              2,111,589           9.1%
President

Troy Carter                                                 226,104(2)        1.2%                 50,000             *
Director

Marc B. Crossman                                          5,285,276(3)       22.6%                 50,000             *
Director

Samuel J. Furrow, Jr.                                     5,285,276(3)       22.6%                 50,000             *
Director

Suhail Rizvi                                              1,368,144(4)        7.2%                 50,000             *
Director

J&M Interests, LLC                                        5,235,276(8)       22.5%                   --               *
5804 E. Slauson Avenue
Commerce, CA  90040

Lan Plus, Inc. Employee Stock                             4,253,567(6)       18.3%              1,468,269           5.7%
    Ownership Plan
801 S. Sentous Street
City of Industry, CA  91748

Daniel A. Page                                            1,091,352           5.8%                 36,500             *
P. O. Box 574
Crossville, TN  38557

Rizvi-DS LLC                                              1,318,144           7.0%                   --               *
c/o Suhail Rizvi
1003 Lake Avenue
Greenwich, CT  06831

L.E. Smith                                                1,054,515           5.6%                   --               *
210 Thurman Avenue
Suite 202B
Crossville, TN  38555

Andy Teng                                                 4,461,567(5)       19.2%              1,136,432           4.8%
2522 Steeplechase Lane
Diamond Bar, CA  91765

All directors and executive officers,                    10,617,633(7)       51.2%              3,888,109          16.5%
as a group (9 persons)

                                                   SELLING STOCKHOLDERS

                                     Shares Beneficially Owned Prior                            Shares Beneficially Owned
                                             to the Offering                                        After Offering++
                                   ----------------------------------     Number of Shares     ----------------------------
                                        Number of         Percent of        to be Sold in       Number of       Percent
         Name and Address                 Shares            Class           the Offering         Shares         of Class
---------------------------------  -----------------   --------------    -------------------   ------------  --------------
Lorenzo Agius                            176,104              *              176,104             --               *

Barry Bradley                            176,104              *              176,104             --               *

Deloy L. Brown                           878,104             4.6%            878,104             --               *

Edward and Vicki Busch                   176,104              *              176,104             --               *

Bruce Carlow                             176,104              *              176,104             --               *

Troy Carter(9)                           226,104(2)          1.2%            176,104           50,000             *

C.J. Rahm, L.P.                           58,701              *               58,701             --               *

Bill Cobble                              176,104              *              176,104             --               *

Courtland USA, Inc.                       87,525              *               87,525             --               *

Joseph Dahan                             176,104              *              176,104             --               *

Samuel J. Furrow, Sr.                     87,525              *               87,525             --               *

The Guez Living Trust                    351,153             1.8%            351,153             --               *

Paul Guez                                176,104              *              176,104             --               *

Hand Partnership L.P.                    263,629             1.4%            263,629             --               *

James A. Haslam II                       351,153             1.8%            351,153             --               *

J&M Interests, LLC(10)                 5,235,276(8)         22.5%          5,235,276             --               *

Fred R. Langley                          351,153             1.8%            351,153             --               *

John R. Munro                             87,525              *               87,525             --               *

Objective Holdings, L.L.C.               263,629             1.4%            263,629             --               *

Daniel A. Page(11)                     1,091,352             5.8%          1,054,852           36,500             *

Joe A. and Hazel C. Page                 790,886             4.2%            790,886             --               *

Clifford R. and Martha Sue Pugh          351,153             1.8%            351,153             --               *

Gary Purcell+                            703,361             3.7%            703,361             --               *

Costa Regas                               87,525              *               87,525             --               *

Rizvi-DS LLC(12)                       1,318,144             7.0%          1,318,144             --               *

L.E. Smith                             1,054,515             5.6%          1,054,515             --               *

                                     Shares Beneficially Owned Prior                            Shares Beneficially Owned
                                             to the Offering                                        After Offering++
                                   ----------------------------------     Number of Shares     ----------------------------
                                        Number of         Percent of        to be Sold in       Number of       Percent
         Name and Address                 Shares            Class           the Offering         Shares         of Class
---------------------------------  -----------------   --------------    -------------------   ------------  --------------
Stephan Avner Felix Guez                 117,403              *              117,403             --               *

Irrevocable Trust

Robert S. Talbott                        176,104              *              176,104             --               *

John Vacchio                             351,153             1.8%            351,153             --               *

Eduardo Verruno                          176,104              *              176,104             --               *

Carlos Zappala                           351,153             1.8%            351,153             --               *

---------

*        Represents beneficial ownership of less than 1%.
+        Affiliate of a registered broker-dealer.
++ Assumes the sale of all shares of common stock being offered by the selling stockholder. No estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of the offering because the selling stockholder may offer and sell some, all or none of its shares.

(1) Includes 1,181,990 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options held for Mr. Savage's personal account.

(2) Includes 176,104 shares held directly by Mr. Carter and 50,000 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options held by this non-employee director. Excludes warrants for 200,000 shares that may be received from J&M Interests in the future upon consummation of a purchase agreement between the parties. There is no assurance that the parties will reach an agreement concerning these warrants.

(3) Includes (i) 2,500,000 shares issuable upon the exercise of currently exercisable warrants held by J&M Interests, LLC (Mr. Crossman and Mr. Furrow are the managing members of J&M Interests); (ii) up to 1,856,865 shares of common stock purchasable by J&M Interests from Mr. Teng after he forecloses on up to 2,785,298 shares of common stock, upon conversion of 884,000 shares of unallocated preferred stock, held by the Lan Plus Employee Stock Ownership Plan pursuant to the terms of a note issued by the plan to Mr. Teng (J&M Interests has the right to purchase two-thirds of any shares currently held by the plan on which Mr. Teng forecloses); (iii) 878,411 shares held directly by J&M Interests; and (iv) 50,000 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options held by this non-employee director for his personal account.

(4) Includes 1,318,144 shares held directly by Rizvi-DS LLC. Mr. Rizvi serves as the managing member of Rizvi-DS LLC. Excludes warrants for 250,000 shares that Mr. Rizvi may receive from J&M Interests in the future upon consummation of a purchase agreement between the parties. There is no assurance that the parties will reach an agreement concerning these warrants.

(5) Mr. Teng is a named executive officer, but he resigned as our chief executive officer on January 14, 2004. Includes (i) 208,000 shares held for Mr. Teng's personal account; and (ii) 4,253,567 shares issuable upon conversion of 1,350,000 shares of our preferred stock held by Mr. Teng as trustee of the Lan Plus, Inc. Employee Stock Ownership Plan. On July 15, 2004, we gave Mr. Teng written notice that he would be removed as trustee of the plan effective September 13, 2004. Mr. Teng has the right to foreclose on up to 2,785,298 shares of common stock, upon conversion of 884,000 shares of unallocated preferred stock, held by the plan pursuant to a note issued by the plan to Mr. Teng. J&M Interests has the right to purchase two-thirds of any shares currently held by the plan on which Mr. Teng forecloses. Beneficial ownership after Offering assumes Mr. Teng is removed as trustee, Mr. Teng forecloses on 2,785,298 shares of common stock upon conversion of 884,000 shares of unallocated preferred stock and J&M exercises its right to purchase two-thirds of those shares.

(6) Includes shares issuable upon conversion of shares of our preferred stock held by the Lan Plus, Inc. Employee Stock Ownership Plan. Beneficial ownership after Offering assumes Mr. Teng forecloses on 2,785,298 shares of common stock upon conversion of 884,000 shares of unallocated preferred stock.

(7) Includes (i) 2,111,589 shares held directly by Mr. Shyu; (ii) 1,776,520 shares issuable upon the exercise of currently exercisable (or exercisable within 60 days) options held by our executive officers and directors; (iii) 2,500,000 shares issuable upon the exercise of currently exercisable warrants held by J&M Interests; (iv) up to 1,856,865 shares of common stock purchasable by J&M Interests from Mr. Teng after he forecloses on up to 2,785,298 shares of common stock, upon conversion of 884,000 shares of preferred stock, held by the Lan Plus Employee Stock Ownership Plan pursuant to the terms of a note issued by the plan to Mr. Teng; (v) 1,318,144 shares held directly by Rizvi-DS LLC, an entity for which Mr. Rizvi is the managing member;
         (vi) 176,104 shares held directly by Mr. Carter; and (vii) 878,411 shares held directly by J&M Interests, LLC, for which Mr. Crossman and Mr. Furrow are the managing members.

(8) Includes (i) 2,500,000 shares issuable upon the exercise of currently exercisable warrants held by J&M Interests, of which warrants to purchase 250,000 and 200,000 shares may be transferred to Suhail Rizvi and Troy Carter, respectively, in the future upon consummation of a purchase agreement between J&M and each individual (there being no assurance that the parties will reach an agreement concerning these warrants); (ii) up to 1,856,865 shares of common stock purchasable by J&M Interests from Mr. Teng after he forecloses on up to 2,785,298 shares of common stock upon conversion of 884,000 shares of unallocated preferred stock held by the Lan Plus Employee Stock Ownership Plan pursuant to the terms of a note issued by the plan to Mr. Teng; and
         (iii) 878,411 shares held directly by J&M Interests.

(9) Mr. Carter is a member of our board of directors. See the Principal Stockholders table above.

(10) J&M Interests, LLC is a Delaware limited liability company controlled by Mr. Crossman and Mr. Furrow, each of whom is a member of our board of directors. J&M Interests, LLC beneficially owns more than 5% of our outstanding common stock. See the Principal Stockholders table above.

(11) Mr. Page beneficially owns more than 5% of our outstanding common stock. See the Principal Stockholders table above.

(12) Rizvi-DS, LLC is a Delaware limited liability company controlled by Mr. Rizvi, a member of our board of directors and the beneficial owner of more than 5% of our outstanding common stock. See the Principal Stockholders table above.